SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 13E-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

FIRST HEALTH GROUP CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

NONE
(Cusip Number of Class of Securities)

SUSAN T. SMITH
VICE PRESIDENT, SECRETARY
AND GENERAL COUNSEL
FIRST HEALTH GROUP CORP.
3200 HIGHLAND AVENUE
DOWNERS GROVE, ILLINOIS 60515
TELEPHONE: (630) 737-7900
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

COPY TO:
MARK D. GERSTEIN, ESQ.
LATHAM & WATKINS LLP
233 SOUTH WACKER DRIVE, SUITE 5800
CHICAGO, ILLINOIS 60606
TELEPHONE: (312) 876-7700

CALCULATION OF FILING FEE

TRANSACTION VALUATION* $43,472,822
AMOUNT OF FILING FEE $5,509

     * Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 10,933,395 options at the purchase price applicable to each option. The

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purchase price for each option is the greater of (a) the amount by which $18.75 exceeds the exercise price of the option, if any, or (b) $1.25. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the transaction valuation.

☒ CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: $5,509
Form or Registration No.: Schedule TO-I
Filing Party: First Health Group Corp.
Date Filed: November 15, 2004

☐ CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

☒ ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

☐ GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

☐ AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended or supplemented prior to the date hereof, the “Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on November 15, 2004 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, by First Health Group Corp., a Delaware corporation (“First Health”), relating to a tender offer by First Health to purchase for cash, any and all outstanding options, whether vested or not vested and regardless of exercise price, to purchase shares of First Health common stock, par value $.01 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2004 (the “Offer to Purchase”), and in the related Election Form (the “Election Form”), copies of which are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Extension of the Offer

     On December 3, 2004, First Health issued a press release announcing that it had extended the expiration date of the offer to 10:00 a.m., New York City (Eastern) time, on Friday, December 17, 2004. A copy of the press release is filed as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.

Amendments to Offer to Purchase

     Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

         (1) The “Table of Contents” of the Offer to Purchase is amended by deleting the word “Certain” from the item titled “Certain U.S. Federal Income Tax Consequences” on page iii of the Offer to Purchase.

         (2) The “Summary Term Sheet” of the Offer to Purchase is amended by adding the following after the second sentence in the first paragraph in the sub-section titled “The Offer” on page 1 of the Offer to Purchase:

“The options are held by our current and former employees, directors, officers and consultants. This offer is open to all holders of our options.”

         (3) The “Summary Term Sheet” of the Offer to Purchase is amended by adding the following after the second sentence in the sub-section titled “Tax Consequences of the Offer” on page 3 of the Offer to Purchase:

“We will not withhold taxes if you are not an employee or former employee of First Health.”

         (4) The “Summary Term Sheet” of the Offer to Purchase is amended by deleting the word “Certain” from the third sentence in the sub-section titled “Tax Consequences of the Offer” on page 3 of the Offer to Purchase.

         (5) The section of the Offer to Purchase titled “Questions and Answers About the Offer” is amended by adding the following after the third sentence in the paragraph under the question titled “What options are eligible to be tendered in the offer?” on page 6 of the Offer to Purchase:

“The options are held by our current and former employees, directors, officers and consultants. This offer is open to all holders of our options.”

         (6) The section of the Offer to Purchase titled “Questions and Answers About the Offer” is amended by adding the following at the end of the paragraph under the question titled “Will I owe any tax if I tender my options?” on page 8 of the Offer to Purchase:

“We will not withhold taxes if you are not an employee or former employee of First Health.”

         (7) Section 1 (“Terms of the Offer”) of the Offer to Purchase is amended by adding the following after the first sentence in the first paragraph of Section 1 on page 12 of the Offer to Purchase:

“The options are held by our current and former employees, directors, officers and consultants. This offer is open to all holders of our options.”

         (8) Section 7 (“Conditions”) of the Offer to Purchase is amended by deleting the second paragraph of Section 7 on page 14 of the Offer to Purchase and replacing it with the following:

“Subject to the rules under the Exchange Act, we may terminate or amend the offer or postpone the acceptance of or payment for any options tendered to us, if on or before the expiration date, (i) any of the conditions to the completion of the merger set forth in the merger agreement, all of which are described in “The Merger — Conditions to the Completion of the Merger,” are not satisfied or waived or (ii) any action is threatened, pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly: (a) make it illegal for us to accept some or all of the tendered options or to pay the purchase price for the tendered options or otherwise restrict or prohibit consummation of the offer or otherwise relate to the offer; (b) delay or restrict our ability, or render us unable, to accept the tendered options for cancellation and payment; or (c) materially and adversely affect our or our subsidiaries’ business, financial or other condition, income, operations or prospects.”

         (9) Section 7 (“Conditions”) of the Offer to Purchase is amended by deleting the third paragraph of Section 7 on page 14 of the Offer to Purchase and replacing it with the following:

“The conditions referred to above are for our benefit and may be asserted by us regardless of the circumstances giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our discretion, provided that the conditions to this offer may not be asserted or waived after the expiration of this offer. Our determination whether the conditions to this offer are satisfied will be made in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In some circumstances, if we waive any of the conditions described above, we may be required to extend the expiration date. Notwithstanding the foregoing, we do not expect to waive the foregoing condition relating to the satisfaction or waiver of the conditions to the completion of the merger.

         (10) The section of the Offer to Purchase titled “Certain U.S. Federal Income Tax Consequences” is amended by deleting the title of such section on page 21 of the Offer to Purchase and replacing it with the following:

“U.S. FEDERAL INCOME TAX CONSEQUENCES”

         (11) The section of the Offer to Purchase titled “Certain U.S. Federal Income Tax Consequences” is amended by adding the following sentence at the end of the paragraph under the sub-section titled “Consequences to optionholders who tender their options in the offer” on page 21 of the Offer to Purchase:

“You will not be subject to tax withholding if you are not an employee or former employee of First Health.”

Amendments to Election Form

     Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Election Form, are hereby amended and supplemented as follows:

         (1) Section 4 (“Certain U.S. Federal Income Tax Consequences”) of the “Instructions” to the Election Form is amended by deleting the word “Certain” from the title of Section 4 on page 4 of the Election Form.

         (2) Section 4 (“Certain U.S. Federal Income Tax Consequences”) of the “Instructions” to the Election Form is amended by adding the following after the second sentence of Section 4 on page 4 of the Election Form:

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“You will not be subject to tax withholding if you are not an employee or former employee of First Health.”

Miscellaneous

     Item 4 of the Statement is amended to delete the word “Certain” from the sentence under Item 4(a) (“Material Terms”) of the Statement.

     Item 12 of the Statement is hereby amended and supplemented by adding the following:

         (a)(5)(C) Press Release issued by First Health, dated December 3, 2004.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

First Health Group Corp. /s/ Susan T. Smith Susan T. Smith Vice President, Secretary and General Counsel

Date: December 3, 2004

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 15, 2004 (filed with the SEC on November 15, 2004 as Exhibit (a)(1) to Schedule TO-I).

(a)(1)(B)	Election Form (filed with the SEC on November 15, 2004 as Exhibit (a)(2) to Schedule TO-I).

(a)(1)(C)	Letter to Option Holders (filed with the SEC on November 15, 2004 as Exhibit (a)(3) to Schedule TO-I).

(a)(1)(D)	Form of Personnel Option Statement (filed with the SEC on November 15, 2004 as Exhibit (a)(4) to Schedule TO-I).

(a)(1)(E)	Example of Personnel Option Statement (filed with the SEC on November 15, 2004 as Exhibit (a)(5) to Schedule TO-I).

(a)(5)(A)	Text of Electronic Mail and Script for Voice Mail Message to First Health Group Corp. Colleagues.*

(a)(5)(B)	Memorandum from Ed Wristen to All First Health Group Corp. Colleagues, dated November 29, 2004.**

(a)(5)(C)	Press Release issued by First Health, dated December 3, 2004.

(b)(1)	Credit Agreement (filed with the SEC on May 14, 2002 on Form 10-Q for the period ending March 31, 2002, and incorporated herein by reference).

(d)(1)	Preliminary proxy statement/prospectus included as part of a Registration Statement on Form S-4, as the same may be amended and supplemented from time to time (initially filed with the SEC on November 8, 2004 and incorporated herein by reference).

(d)(2)	Form of change in control severance agreement by and between the Company and the following executive officers: Alton L. Dickerson, Patrick Dills, Susan T. Smith and Susan Oberling dated August 16, 2004 (filed on November 5, 2004 with the SEC on Form 10-Q for the period ending September 30, 2004, and incorporated herein by reference).

(d)(3)	Change in control severance agreement by and between Edward Wristen and the Company dated August 17, 2004 (filed on November 5, 2004 with the SEC on Form 10-Q for the period ending September 30, 2004, and incorporated herein by reference).

(d)(4)	Change in control severance agreement by and between Joseph Whitters and the Company dated August 16, 2004 (filed on November 5, 2004 with the SEC on Form 10-Q for the period ending September 30, 2004, and incorporated herein by reference).

(d)(5)	Form of Options Tender Agreement (filed with the SEC on Form 8-K on October 19, 2004 and incorporated herein by reference).

(d)(6)	Agreement and Plan of Merger (filed with the SEC on Form 8-K on October 14, 2004 and incorporated herein by reference).

(d)(7)	Definitive Proxy Statement (filed with the SEC on April 15, 2004 on Schedule 14A and incorporated herein by reference).

(d)(8)	First Amendment to the Employment Agreement dated January 1, 2001 between First Health Group Corp. and Edward L. Wristen (filed with the SEC on March 12, 2004 on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).

(d)(9)	First Amendment to the Employment Agreement dated May 1, 1999 between First Health Group Corp. and Joseph E. Whitters (filed with the SEC on March 12, 2004 on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).

(d)(10)	Second Amendment to the Employment Agreement dated May 1, 1999 between First Health Group Corp. and Patrick G. Dills (filed with the SEC on March 12, 2004 on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).

(d)(11)	Employment Agreement dated January 1, 2002, as amended on September 17, 2002 between First Health Group Corp. and James C. Smith (filed with the SEC on March 26, 2003, on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference).

(d)(12)	Option Agreements dated March 20, 2002 between First Health Group Corp. and Edward L. Wristen (filed with the SEC on Registration Statement on Form S-8 on August 15, 2002 and incorporated herein by reference).

(d)(13)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and Ed Wristen (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).

(d)(14)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and Susan T. Smith (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).

(d)(15)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and A. Lee Dickerson (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).

(d)(16)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and Joseph E. Whitters (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).

(d)(17)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and Patrick G. Dills (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).

(d)(18)	Option Agreement dated May 18, 1999 between First Health Group Corp. and James C. Smith (filed with the SEC on Registration Statement on Form S-8 on March 19, 2001 and incorporated herein by reference).

(d)(19)	Option Agreement dated May 18, 1999 between First Health Group Corp. and James C. Smith (filed with the SEC on Registration Statement on Form S-8 on March 19, 2001 and incorporated herein by reference).

(d)(20)	First Health Group Corp. 1995 Employee Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on September 20, 1995 and incorporated herein by reference).

(d)(21)	First Health Group Corp. 1998 Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on December 15, 1998 and incorporated herein by reference).

(d)(22)	First Health Group Corp. 1998 Directors Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on December 15, 1998 and incorporated herein by reference).

(d)(23)	First Health Group Corp. 2000 Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on March 19, 2001 and incorporated herein by reference).

(d)(24)	First Health Group Corp. 2001 Director’s Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on August 15, 2002 and incorporated herein by reference).

(d)(25)	First Health Group Corp. 2001 Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on August 15, 2002 and incorporated herein by reference).

(d)(26)	First Amended and Restated First Health Group Corp. 2001 Directors’ Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on May 19, 2004 and incorporated herein by reference).

*  Previously filed on Amendment No. 1 to the Statement on November 18, 2004.

** Previously filed on Amendment No. 2 to the Statement on November 30, 2004.